# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 06/17/2025
Amends the filing with accession number 0001193125-17-090885
Filed by CIK 0001468174
Persons authorized to receive notices and communications: Margaret C. Egan, Esq., Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois (IL), 60606, (312) 750-1234

## Reporting persons
- Hyatt Hotels Corporation (CIK 0001468174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (100% of the class)
- AIC Holding Co. (CIK 0001701356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (100% of the class)
- Hyatt International Corporation (CIK 0000313137): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (100% of the class)
- Hyatt International Holdings Co. (CIK 0001701349): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (100% of the class)
- HI Holdings Playa B.V. (CIK 0001700878): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is amended and supplemented by adding the following:

As previously disclosed, Hyatt commenced the Subsequent Offering Period on June 10, 2025, through which it bought an additional 2,091,504 Ordinary Shares at a price of $13.50 per share. Hyatt indirectly acquired the remainder of the Issuer through the corporate reorganization, which is described in more detail in Item 4, and pursuant to which holders of the Issuer's Ordinary Shares immediately prior to such reorganization ceased to hold any direct or indirect equity interests in the Issuer or its successor in exchange for the equivalent of $13.50 per share, without interest and subject to any required tax withholding. Hyatt funded the purchase of these shares and the subsequent acquisition with debt financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is amended and supplemented by adding the following:

Closing of Subsequent Offering Period and Corporate Reorganization

On June 16, 2025, the Subsequent Offering Period expired. Through the Subsequent Offering Period, Hyatt bought a total of 2,091,504 Ordinary Shares at a price of $13.50 per share.

Also on June 16, 2025, the Issuer filed a Form 25, Notification of Removal from Listing and/or Registration with the SEC, and public trading of the Ordinary Shares on Nasdaq was suspended.

On June 17, 2025, the Issuer become an indirect wholly owned subsidiary of Hyatt through a corporate reorganization involving the Issuer and its subsidiaries. Each shareholder of the Issuer that did not tender its Ordinary Shares prior to the expiration of the Subsequent Offering Period ceased to hold any Ordinary Shares and received an amount in cash, without interest and subject to any required tax withholding, equal to $13.50 multiplied by the number of Ordinary Shares held by such minority shareholder immediately prior to the corporate reorganization.

The corporate reorganization was implemented by means of a Dutch legal triangular merger (juridische driehoeksfusie) of the Issuer with and into a newly formed indirect subsidiary of the Issuer, together with a share exchange and cancellation transaction. No Ordinary Shares remain outstanding following the corporate reorganization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

On June 17, 2025, as part of the corporate reorganization described in Item 4 above, the Issuer merged with and into an entity that is indirectly wholly owned by the Reporting Persons and no Ordinary Shares remain outstanding.

The Ordinary Shares reported herein were held of record by HI Holdings, which is a wholly owned subsidiary of Hyatt International Holdings Co., which is a wholly owned subsidiary of Hyatt International Corporation, which is a wholly owned subsidiary of AIC Holding Co., which is a wholly owned subsidiary of Hyatt Hotels Corporation. Each of Hyatt Hotels Corporation, AIC Holding Co., Hyatt International Corporation and Hyatt International Holdings Co. may be deemed to share beneficial ownership of the securities reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

Except as described in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares since the most recent filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 17, 2025, as part of the corporate reorganization described in Item 4 above, the Issuer merged with and into an entity that is indirectly wholly owned by the Reporting Persons and no Ordinary Shares remain outstanding.

## Signatures
- Hyatt Hotels Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President, General Counsel and Secretary (06/20/2025)
- AIC Holding Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/20/2025)
- Hyatt International Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President and Secretary (06/20/2025)
- Hyatt International Holdings Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/20/2025)
- HI Holdings Playa B.V.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (06/20/2025)